FORM 425

Filed by: The Colonial BancGroup, Inc.

Pursuant to Rule 425

under the Securities Act of 1933

On December 23, 2003, The Colonial BancGroup, Inc. issued the following press release:

PRESS RELEASE

December 23, 2003

For more information contact:

Flake Oakley (334) 240-5061 or

Bob Howell (334) 240-5025

Colonial BancGroup To Acquire P.C.B. Bancorp in Florida

MONTGOMERY, AL—Colonial BancGroup Chairman and CEO Robert E. Lowder and P.C.B. Bancorp, Inc. CEO and President, Paul V. Mellini, jointly announced today that the companies have entered into a definitive agreement to merge P.C.B. Bancorp, Inc. (“PCB”) and its four banking subsidiaries Premier Community Bank of South Florida (Ft. Lauderdale), Premier Community Bank of Florida (Largo), Premier Community Bank of Southwest Florida (Ft. Myers) and Premier Community Bank (Venice) into Colonial BancGroup. The transaction represents an aggregate consideration totaling approximately $141 million (subject to change with the value of Colonial BancGroup stock) and consists of approximately 75% stock and 25% cash. More details of the transaction will be provided in a subsequent 8K filing.

As of September 30, 2003, PCB had total assets of $664 million, total deposits of $519 million and total loans of $471 million. PCB’s four subsidiary banks operate sixteen full service offices in Florida with four offices in St. Petersburg, two offices in the cities of Venice and Ft. Lauderdale, respectively, and one office in each of the following cities: Pembroke Pines, Miami, Belleair Bluffs, Largo, Clearwater, Englewood, Ft. Myers and Lehigh Acres and a loan production office in Sarasota. Once completed, this transaction is expected to enhance Colonial’s position as the sixth largest bank and tenth largest financial institution in Florida with approximately $4.9 billion in deposits in Florida.

“We are very excited about this opportunity. It represents an exceptional fit with our existing branch locations significantly enhancing our market presence in key Florida markets,” said Mr. Lowder.

“We are very pleased with this merger agreement,” added Mr. Mellini. “Colonial Bank believes in a community bank model that puts their customers first; the same philosophy we have here at PCB. Additionally, with Colonial we will be able to offer new delivery channels and enhanced products and services to our customer base.”

The locations gained through this acquisition are expected to fold well into Colonial’s existing footprint on the east and west coasts of Florida. In Broward and Miami-Dade counties, the merger is expected to add four locations and $85 million in deposits bringing total deposits to $1.725 billion in Colonial’s South Florida Region. On the west coast, the addition of five locations in Lee, Sarasota and Charlotte counties is expected to bring Colonial’s Southwest Florida Region to 23 locations and $714 million in deposits from Naples to Bradenton. Furthermore, the PCB office in Charlotte County will mark Colonial’s first location in that market.

Colonial’s Bay Area Region, headquartered in Tampa, is expected to see the biggest increase in size from the merger with PCB. Colonial’s footprint in this area currently consists of 16 offices and $857 million in assets and $695 million in deposits in Pasco, Pinellas and Hillsborough counties. The addition of PCB’s seven branches in Pinellas County is expected to increase Colonial’s Bay Area assets 44% to $1.2 billion and increase deposits 45% to $1 billion in this region. This merger will also mark Colonial’s third regional bank, out of four in Florida, to exceed $1 billion in assets. “The PCB locations will be a great addition to our current footprint in Pinellas County that will enable us to better serve our existing customers as well as PCB customers. We’re also looking forward to their talent joining Colonial and believe we’ll have a top-notch management team to serve Pinellas County,” said Joe Chillura, Colonial Bank Bay Area CEO.

Completion of the transaction with PCB is subject to approval by various regulatory agencies and PCB’s shareholders.

Colonial BancGroup, a multi-state bank holding company headquartered in Montgomery, Alabama, has assets of $15.8 billion and operates over 270 offices in Florida, Alabama, Georgia, Nevada, Tennessee and Texas and is traded on the New York Stock Exchange under the symbol CNB. In most newspapers the stock is listed as ColBgp. A supplemental 8K concerning this transaction was also filed today which includes a map showing current Colonial Bank locations along with PCB locations and may be viewed at Colonial’s website at www.colonialbank.com.

This release does not constitute an offer to sell any securities. The shareholders of P.C.B. Bancorp, Inc. shall receive and are urged to read the Prospectus-Proxy Statement that will be filed with the Securities and Exchange Commission as it will contain information that will be important to their investment decision. After they are filed with the SEC, these documents shall also be available at the SEC’s website at www.sec.gov.

Pursuant to the Safe Harbor provisions of Private Securities Litigation Reform Act of 1995, the reader is also cautioned that this announcement contains “forward looking statements” regarding Colonial BancGroup’s and P.C.B. Bancorp, Inc.’s future performance which are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements.